     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 49
dated April 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – May 23, 2006

10% HITS due June 20, 2007
Based on the Common Stock of Newmont Mining Corporation
High Income Trigger SecuritiesSM
(“HITSSM”)

Offering Price	:	$10 per HITS

Aggregate Principal Amount	:	$13,000,000

Initial Share Price	:	$51.17

Trigger Level	:	80%

Trigger Price	:	$40.94

Exchange Ratio	:	0.19543 shares of Newmont Mining Stock per HITS

Coupon Rate	:	10% per annum

Interest Payment Dates	:	September 20, 2006, December 20, 2006, March 20, 2007 and the Maturity Date

Determination Date	:	June 18, 2007

Pricing Date	:	May 23, 2006

Settlement Date	:	May 31, 2006

Listing	:	AMEX

Ticker Symbol	:	NHS

CUSIP	:	61747Y105

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.20 per HITS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 49 dated April 24, 2006
Prospectus Supplement for HITS dated March 30, 2006
Prospectus dated January 25, 2006